                                                                    EXHIBIT 99.1



BRASCAN [LOGO]                                                           Q2 2002

STOCK SYMBOL: TSX - BNN.A / NYSE - BNN


                         INTERIM REPOR TO SHAREHOLDERS
                     FOR THE SIX MONTHS ENDED JUNE 30,2002

FOR THE SIX MONTHS ENDED JUNE 30

CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS                   2002             2001             2000
---------------------------------------                  -----            -----            -----
Net income from continuing operations                    $ 214            $ 196            $ 191

Net income per share - diluted                           $1.05            $1.00            $0.96

Cash flow from continuing operations                     $ 354            $ 305            $ 236

Cash flow per share - diluted                            $1.85            $1.61            $1.21


FELLOW SHAREHOLDERS: The first six months of 2002 were a challenge for most businesses.Within this context we achieved record cash flows from operations and remained focused on implementing our strategy of acquiring and operating quality assets producing sustainable cash flows.

As a result, we ended the first half of 2002 in solid financial shape, probably the best we have ever been, and our three operating businesses -- real estate, power generation and financial services -- are on track to produce the results we promised you earlier this year.We have also been able to set the stage in each of our businesses for higher returns in the future.

Given the current debate on corporate governance,we assure you of our confidence in our financial statements and that we stand firmly behind them. The vast majority of our net worth is held in common shares of your company and we believe that we can continue to add significant value to the company's high quality asset base.

We are reviewing the governance changes currently under development by the major stock exchanges and regulatory authorities in order to ensure we are in the forefront in adopting the very best practices.As previously reported, we began expensing options in our income statement during the first quarter of 2002. We are also taking steps to ensure that our audit, governance and nominating board committees are comprised exclusively of independent directors.

FINANCIAL RESULTS

For the six months ended June 30, 2002, we reported cash flow from operations of $1.85 per share, an increase of 15% from the $1.61 per share reported in the same period in 2001. Total cash flow from operations increased to a record $354 million, compared with $305 million in 2001.

Net income per share for the six months ended June 30, 2002 was $1.05 per share compared with $1.00 per share in 2001.In total,net income for the six



Q2/2002 INTERIM REPORT                                                         1
months was $214 million compared with $196 million in 2001.

Given our performance in the first six months and our current operating profile, we are confident that we are on track to achieve cash flow from operations of $3.75 per share in 2002 and are actively working to achieve $4.25 per share in 2003. As you know, the contributions from our real estate and power generating assets are substantially backed by long-term contracts, and we are continuing to expand the more predictable fee-based revenues within our financial businesses.

In addition to positive operating results, we continue to lower our cost of capital by utilizing a variety of forms of low-risk leverage for the benefit of our common shareholders. By freeing up capital from underfinanced assets, disposing of non-core operations and enhancing operating performance, we have increased the company's annualized cash return on common shareholders' equity by 150 basis points over the past year to 14.6%.

While not yet at our objective of a 20% cash return on common shareholders' equity, we are making steady progress. We will continue to target a 15% growth in cash flow from operations in order to achieve this goal.

CAPITAL GENERATION

During the first half of the year, we continued the program put in place at the end of last year to supplement our liquidity as a safeguard against unexpected deteriorations in the capital markets, as well as to position ourselves to respond with confidence to new investment opportunities.

In total, during the first six months of 2002,we raised nearly $3.5 billion of capital. We completed eight major transactions:two preferred equity issues totaling $200 million; a US$350 million ten year debenture issue which was significantly oversubscribed; a $105 million hydro income trust equity offering, and an innovative US$550 million long-term mortgage loan with recourse only to our 300 Madison Avenue development property. In addition, our natural resource investments completed four financings including an industry leading income trust offering of units in Noranda's zinc processing facility, adding a further $1.6 billion of liquidity to those companies.

As a result, we are in a very strong financial position with minimal short-term commercial paper outstanding and with significant committed undrawn bank facilities. With over $2 billion of liquidity at our disposal and broad access to the financial markets, we have achieved the objectives we set for ourselves, but will continue to seek ways to strengthen our financial resources.

VALUE CREATION

We continue to pursue our goal of translating our increasing cash flows into higher economic value for our businesses and hence increase the value of your shareholdings in the company.

During the first six months of 2002 we achieved a number of initiatives to create value. These transactions included:

o PRIVATIZING THE COMPANY'S FINANCIAL OPERATIONS. This $775 million transaction allowed us to place our full balance sheet and operating platform behind our financial businesses. The need to issue 11 million of our common shares to complete the acquisition was clearly a negative aspect of this transaction. While incurring equity dilution is not something we accept lightly, we felt that it was the right thing to do for long term strategic reasons. We are confident that we can recover this value by increasing the future returns from the acquired portion of these businesses and by repurchasing as many of these shares as we can at attractive values.

o CLOSING THE PURCHASE OF 16 HYDROELECTRIC POWER PLANTS, including six in Maine, six in New Hampshire and four in northern Ontario. This brings our total power facilities to 38, and increases our production capacity by 645 megawatts to

2                                                            Brascan Corporation

   1,636 megawatts. These acquisitions will contribute meaningfully to cash flows this year and more fully in 2003. They also enabled us to enter the New England electricity markets and strengthen our participation in the newly deregulated Ontario market.

o SELLING INTERESTS IN TWO COMMERCIAL PROPERTIES. A 50% interest in Exchange Tower in Toronto was sold and subsequent to quarter end we sold a 50% interest in Bankers Hall in Calgary to Canadian institutional investors. These transactions free up $450 million of capital while retaining management of these properties as well as a 50% ownership interest.

o REPURCHASING 4.7 MILLION COMMON SHARES OF THE COMPANY. This helped to reduce the dilution to our shareholders caused by the issuance of shares to privatize our financial operations. In the past two years, we have repurchased close to 15 million shares, and in April we expanded our normal course issuer bid to enable us to purchase additional shares in the one year period ending April 2003. We will continue to repurchase shares for value as opportunities arise.

As we did at year end, we have provided you with details of our assessment of the underlying value of each of our operations in the Supplementary Information Package posted on our web site. Based on our projections for this year's cash flows, we believe Brascan's underlying value to be approximately $47 per share.

OPERATING OBJECTIVES AND GROWTH INITIATIVES

We enter the second half of the year in a strong operating and financial position. We are very fortunate to have businesses generating earnings that are largely protected from short term economic disruptions.

COMMERCIAL PROPERTIES

Our strategy of owning and operating high quality commercial properties located in downtown markets with high quality tenants and long-term leases stands us in good stead, particularly in the current business environment. In contrast to commercial office rental markets in general, which have deteriorated, our properties remain 96% leased. In addition, we have few leases maturing over the next three years.

Despite these market conditions, money flowing into real estate investments has continued to increase, leading to improved capitalization rates for high quality properties as investors view premier real estate as a safe haven to invest. Manhattan real estate properties in particular, have traded at record prices despite the impact of September 11, 2001.

Tremendous strides have been made with the redevelopment of lower Manhattan. Tenants have returned, transportation is being upgraded, and the glass-covered Winter Garden at the World Financial Center is scheduled to reopen in September, more attractive than ever. In our other markets, rental rates are down somewhat, although we have minimal space to lease.

POWER GENERATION

With higher water flows, warmer weather, higher peak prices and 85% of our power under contracts, we should comfortably exceed our targeted operating cash flow for this year from this business. We have doubled our power business operating cash flows over the past three years, and we have set our sights on repeating this performance in order to provide additional balance to our overall results. In accomplishing this, returns will not be sacrificed for the sake of growth and we will continue to target a 20% cash ROE in these operations.

With many US merchant power generation companies in financial difficulty, we believe we will have the opportunity to acquire further power generating assets. We are presently monitoring, and in some cases actively pursuing potential acquisitions.


Q2/2002 INTERIM REPORT                                                         3

FINANCIAL SERVICES OPERATIONS

Our financial services operations continue to perform well. In particular,our asset management and merchant banking activities reported increased contributions. The recent equity market correction has also provided us with opportunities to put our capital to work more effectively.

Given the current economic situation,the launching of our Tricap Restructuring Fund was well timed as it has provided us with the opportunity to lead a number of larger financial restructuring initiatives. During the quarter, our Restructuring Fund was invited by AT&T to acquire the controlling interest in AT&TCanada for nominal value,with a view to our leading the restructuring of one of Canada's leading telecom companies. While this business is outside of our core areas of expertise,we enter the business with one of the highest quality partners. Our principal focus for the Fund continues to be on companies that operate in cyclical industries which have a strong prospect for recovery.

One of our largest recent restructurings involved the Kemess gold/copper mining project, now owned by Northgate Exploration Ltd. Excellent operating results and improved gold prices enabled Northgate to raise over $150 million in new capital this year. As a result, all of our bridge loans to Northgate will soon be fully repaid, leaving us with a substantial unrealized gain from our remaining equity investment in the company.

We continue to pursue opportunities to expand our asset management business. Recently we established a partnership based in New York to manage mezzanine real estate loans. We have committed US$100 million to this partnership and, over time, other institutional partners will be invited to participate. We are also examining the possibility of establishing other investment funds in the real estate industry.Our rein-surance business, Imagine Reinsurance, has benefit-ted from strengthening premiums in the reinsurance market following September 11, and is on track to produce excellent results this year.

RESIDENTIAL PROPERTY OPERATIONS

The residential housing market continues to be driven by low interest rates and a lack of alternatives for consumers to safely invest capital. As a result, consumers appear to be turning increasingly to housing. Operationally we are 100% sold for 2002, which is unprecedented at this time of the year.

As we look out, housing starts and investment in housing continues to be positive. We will continue to expand our housing franchise into new markets, although we are also looking at alternatives in our more mature business units, in order to maximize returns.

INVESTMENTS

Major strides are being made in refocusing Noranda's operations. During the quarter, David Kerr was appointed Chairman of Noranda; Derek Pannell, CEO; and Lars-Eric Johansson, CFO. In addition, Aaron Regent was appointed President of Falconbridge and Michael Doolan, CFO. With these appointments, Noranda and Falconbridge were operationally integrated and governance issues resolved. In addition, significant progress continues to be made in reducing costs and increasing business synergies.

Nickel and copper prices improved somewhat, while zinc prices are still very low. As the world economies recover and with a weaker US dollar,metal prices are expected to improve as we look forward.

Nexfor strengthened its position as a leading North American building products company with the purchase of three oriented strandboard plants ("OSB") in the southern United States for US$250 million. Integration of these assets with Nexfor's six other OSB plants in North America has gone well. Nexfor also added to its fine paper production capacity in conjunction with our acquisition of the New Hampshire power plants.


4                                                            BRASCAN CORPORATION

ADDITIONAL INFORMATION

A Supplementary Information Package with more detailed financial information is posted on Brascan's web site and should be read in conjunction with this Interim Report. The Supplementary Information Package contains management's estimates of underlying values based on cash flows on a business unit basis.

On August 1,2002,the Board of Directors declared a quarterly common share dividend of $0.25 per share, payable November 30, 2002 to shareholders of record on November 1, 2002. Information on all the company's common and preferred dividends can be found on Brascan's web site under Stock Information.

2002 AND BEYOND

We are confident that our financial performance is on track for 2002 and we are laying the foundations to achieve our goals for 2003. We are also well positioned to act should some of the major expansion initiatives which we are pursuing materialize.

I would like to take this opportunity to welcome our new shareholders who elected to participate in our growth as a result of the privatization of Brascan Financial. We look forward to reporting to all shareholders again on our third quarter results, and reiterate our commitment to invest your capital wisely. We are unable to guarantee the future, but we are committed to safeguarding your assets and prudently building on our strengths for future growth.


[signed]
J.Bruce Flatt
President and Chief Executive Officer
August 1, 2002


NOTE: This Interim Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended,and Section 21E of the Securities Exchange Act of 1934,as amended. The words "believe", "expect", "anticipate", "intend","estimate"and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results,performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company's 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


Q2/2002 INTERIM REPORT                                                         5

CONSOLIDATED STATEMENT OF INCOME

                                            Three months ended June 30        Six months ended June 30
UNAUDITED                                 -----------------------------    -----------------------------
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS      2002      2001*       2001       2002      2001*       2001
                                          -------    -------    -------    -------    -------    -------
TOTAL REVENUES                            $ 1,130    $ 1,128    $   282    $ 2,251    $ 2,153    $   602
NET OPERATING INCOME
   Commercial property operations             245        294         34        562        586         73
   Financial operations                        84         77         77        168        175        175
   Power generating operations                 66         42         42        117         73         73
   Residential property operations             43         35          1         72         58          2
   Other                                       15         23         12         36         46         17
                                          -------    -------    -------    -------    -------    -------
                                              453        471        166        955        938        340
EXPENSES
   Interest expense                           180        196         84        358        394        167
   Minority share of income
      before non-cash items                   104        122         29        251        241         61
   Other operating costs                       22         23          7         42         46         11
                                          -------    -------    -------    -------    -------    -------
INCOME BEFORE NON-CASH ITEMS                  147        130         46        304        257        101
   Depreciation and amortization               49         38          9         93         76         19
   Taxes and other non-cash items              38         28         (3)        84         68         (3)
   Minority share of non-cash items           (29)       (29)        --        (65)       (64)        --
   Equity accounted income                    (23)       (14)       (67)       (22)       (19)      (111)
                                          -------    -------    -------    -------    -------    -------
NET INCOME                                $   112    $   107    $   107    $   214    $   196    $   196
                                          =======    =======    =======    =======    =======    =======
NET INCOME PER COMMON SHARE
   Diluted                                $  0.54    $  0.56    $  0.56    $  1.05    $  1.00    $  1.00
   Basic                                  $  0.55    $  0.56    $  0.56    $  1.07    $  1.00    $  1.00


CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

                                            Three months ended June 30        Six months ended June 30
UNAUDITED                                 -----------------------------    -----------------------------
CDN$ MILLIONS, EXCEPT PER SHARE AMOUNTS      2002      2001*       2001       2002      2001*       2001
                                          -------    -------    -------    -------    -------    -------
INCOME BEFORE NON-CASH ITEMS              $   147    $   130    $    46    $   304    $   257    $   101
Dividends from Noranda Inc.                    19         19         19         38         38         38
Dividends from Nexfor Inc.                      6          5          5         12         10         10
Other                                          --         --         16         --         --         16
                                          -------    -------    -------    -------    -------    -------
CASH FLOW FROM OPERATIONS AND GAINS       $   172    $   154    $    86    $   354    $   305    $   165
                                          -------    -------    -------    -------    -------    -------
CASH FLOW FROM OPERATIONS
   AND GAINS PER COMMON SHARE             $  0.86    $  0.82    $  0.50    $  1.85    $  1.61    $  0.89
                                          =======    =======    =======    =======    =======    =======

----------
* Pro forma. See Note 2


6                                                            BRASCAN CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                       Three months ended          Six months ended
                                                            June 30                    June 30
UNAUDITED                                           ------------------------   ------------------------
CDN$ MILLIONS                                         2002    2001*     2001     2002    2001*     2001
                                                    ------   ------   ------   ------   ------   ------
OPERATING ACTIVITIES
   Cash flow from operations and gains              $ 172    $ 154    $  86    $ 354    $ 305    $ 165
   Commercial property gains                           --      (47)      --      (63)     (83)      --
   Net change in non-cash working
      capital balances                                (64)     (57)     (96)      58      (34)     (80)
                                                    -----    -----    -----    -----    -----    -----
                                                      108       50      (10)     349      188       85
                                                    -----    -----    -----    -----    -----    -----
FINANCING ACTIVITIES
   Corporate borrowings,net of repayments             530      (27)     (16)     511      (20)      (9)
   Property specific mortgages,
      net of repayments                               398      (17)      37      473       11       73
   Other debt of subsidiaries, net of repayments      (95)     194     (147)     (19)    (343)     (47)
   Corporate preferred equity issued                  125       --       --      125       --       --
   Preferred equity of subsidiaries repurchased        --       --       45       --     (109)     (39)
   Common shares and convertible notes
      repurchased                                     (15)      (5)      (5)    (116)     (22)     (22)
   Common shares of subsidiaries repurchased         (352)    (109)      --     (367)    (295)    (175)
   Undistributed minority share of cash flow           34       48       10      104      106       21
   Shareholder distributions                          (59)     (54)     (54)    (115)    (109)    (109)
                                                    -----    -----    -----    -----    -----    -----
                                                      566       30     (130)     596     (781)    (307)
                                                    -----    -----    -----    -----    -----    -----
INVESTING ACTIVITIES
   Investment in or sale of operating assets, net
      Commercial and residential properties          (115)     (88)     136     (108)     443     (104)
      Financial operations                            (66)     114      114      (22)     446      446
      Power generating plants                        (379)      (7)      (7)    (636)    (154)    (154)
      Assets under development                       (106)      11      (28)    (207)    (127)     (30)
Investment in Nexfor Inc.                              (6)     (19)     (19)     (12)     (28)     (28)
                                                    -----    -----    -----    -----    -----    -----
                                                     (672)      11      196     (985)     580      130
                                                    -----    -----    -----    -----    -----    -----
CASH AND CASH EQUIVALENTS
   Increase (decrease)                                  2       91       56      (40)     (13)     (92)
   Balance, beginning of period                       565      554      199      607      658      347
                                                    -----    -----    -----    -----    -----    -----
   Balance, end of period                           $ 567    $ 645    $ 255    $ 567    $ 645    $ 255
                                                    =====    =====    =====    =====    =====    =====

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

                                                      Three months ended          Six months ended
                                                           June 30                    June 30
UNAUDITED                                          ------------------------   ------------------------
CDN$ MILLIONS                                        2002    2001*     2001     2002    2001*     2001
                                                   ------   ------   ------   ------   ------   ------
RETAINED EARNINGS, BEGINNING OF PERIOD             $2,493   $2,401   $2,401   $2,447   $2,367   $2,367
Net income                                            112      107      107      214      196      196
Preferred equity issue costs                           (5)      --       --       (5)      --       --
Shareholder distributions - Preferred equity          (17)     (10)     (10)     (30)     (21)     (21)
- Common equity                                       (42)     (43)     (43)     (85)     (87)     (87)
                                                   ------   ------   ------   ------   ------   ------
RETAINED EARNINGS, END OF PERIOD                   $2,541   $2,455   $2,455   $2,541   $2,455   $2,455
                                                   ======   ======   ======   ======   ======   ======


Q2/2002 INTERIM REPORT                                                         7

CONSOLIDATED BALANCE SHEET

UNAUDITED                                                 JUNE 30    DECEMBER 31
CDN$ MILLIONS                                                2002           2001
                                                          -------    -----------
ASSETS
   Cash and cash equivalents                              $   567        $   607
   Accounts receivable and other                            2,295          2,202
   Operating assets
      Commercial properties                                 9,184          9,580
      Financial operations                                  3,159          3,137
      Power generating plants                               2,126          1,511
      Residential properties                                1,134          1,110
      Assets under development                              1,838          1,631
   Investment in Noranda Inc. and Nexfor Inc.                2,135          2,151
                                                          -------        -------
                                                          $22,438        $21,929
                                                          =======        =======
LIABILITIES
   Non-recourse borrowings
      Property specific mortgages                         $ 7,211        $ 7,160
      Other debt of subsidiaries                            3,093          3,161
   Corporate borrowings                                     1,768          1,313
   Accounts and other payables                              1,720          1,718
SHAREHOLDERS' INTERESTS
   Minority interests of others in assets                   2,248          2,720
   Preferred equity
      Corporate                                             1,258          1,107
      Subsidiaries                                            526            489
   Common equity (Note 4)                                   4,614          4,261
                                                          -------        -------
                                                          $22,438        $21,929
                                                          =======        =======



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING POLICIES

Reference is made to the company's most recently issued Annual Report, which includes information necessary or useful to understanding the company's businesses and financial statement presentation. In particular,the company's significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report,and have been consistently applied in the preparation of these interim financial statements.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies described in Note 3. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with generally accepted accounting principles in Canada.

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period's presentation.


8                                                            BRASCAN CORPORATION

2.   INVESTMENT IN BROOKFIELD PROPERTIES CORPORATION

Effective December 31,2001,the company commenced consolidating the results of Brookfield Properties Corporation ("Brookfield"). As a result, the 2001 pro forma statements of income, cash flow from operations, cash flows and retained earnings have been presented for comparative purposes giving effect to consolidating the results of Brookfield since January 1, 2001 at the company's ownership level in that year.The consolidation of Brookfield has no effect on net income,net income per share or retained earnings.

3.   CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the company adopted, without restatement of the prior period comparative financial statements,the new accounting standards issued by the Canadian Institute of Chartered Accountants on Stock-based Compensation and other Stock-based Payments; and Business Combinations and Goodwill and Other Intangible Assets.

     The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method,compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.The impact of the adoption of this new standard on the six months ended June 30, 2002 was compensation expense of $4 million recorded as a charge to net income.In addition,goodwill is no longer being amortized but will be subject to impairment tests on at least an annual basis.The amount of goodwill amortized in the prior period was $5 million.

4.   COMMON EQUITY

The company's common equity is comprised of the following:

                                                          JUNE 30    DECEMBER 31
CDN$ MILLIONS                                                2002           2001
                                                      -----------    -----------
Convertible notes                                    $         99   $         99
Class A and Class B common shares                           1,974          1,715
Retained earnings                                           2,541          2,447
                                                      -----------    -----------
Common equity                                        $      4,614   $      4,261
                                                      ===========    ===========
SHARES OUTSTANDING
Class A and Class B common shares issued              177,200,355    169,781,433
Options issued                                          6,997,136      3,474,717
Reserved for conversion of subordinated notes           3,106,847      3,106,847
                                                      -----------    -----------
Total fully diluted common shares                     187,304,338    176,362,997
                                                      ===========    ===========



By June 30, 2002, the company had substantially completed the privatization of Brascan Financial Corporation for consideration of $352 million cash; 11 million common shares; and one million Class A Preference Shares,Series 11. In addition, 3.2 million Brascan Corporation options were issued in exchange for Brascan Financial Corporation options pursuant to the tender offer. During the quarter the company issued $125 million 8.3% preferred securities due 2051 for proceeds of $125 million.

5.   STOCK BASED COMPENSATION

Options issued under the company's Management Share Option Plan ("MSOP") vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2002,the company granted 500,000 stock options at a price of $28.72 per share. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5 year term, 23% volatility,a weighted average expected dividend yield of 2.67% annually and an interest rate of 5.4%, and is charged against net income over the five-year vesting period of the options granted.


Q2/2002 INTERIM REPORT                                                         9

6.   SEGMENTED INFORMATION

Revenue,cash flow from operations and net income by reportable segments for the six months ended June 30 were as follows:

                                             2002                      PRO FORMA 2001                      2001
                                 -----------------------------  -----------------------------  -----------------------------
CASH FLOW FROM                   CASH FLOW                      CASH FLOW                      CASH FLOW
                                      FROM         NET               FROM         NET               FROM         NET
CDN$ MILLIONS                      REVENUE  OPERATIONS  INCOME    REVENUE  OPERATIONS  INCOME    REVENUE  OPERATIONS  INCOME
                                 ---------  ----------  ------  ---------  ----------  ------  ---------  ----------  ------
Commercial property operations      $  847      $  562  $  562     $  911      $  586  $  586     $   87      $   89  $  165
Financial operations                   323         168     168        331         175     175        331         175     175
Power generating operations            162         117     117        109          73      73        109          73      73
Residential property operations        862          72      72        740          58      58         45           2       2
Resource investments                    --          50      22         --          48      19         --          48      19
Corporate and other                     57          36      36         62          46      46         30          17      17
                                    ------      ------  ------     ------      ------  ------     ------      ------  ------
                                    $2,251       1,005     977     $2,153         986     957     $  602         404     451
Interest and other expenses         ======         651     763     ======         681     761     ======         239     255
                                                ------  ------                 ------  ------                 ------  ------
Cash flow/net income                            $  354  $  214                 $  305  $  196                 $  165  $  196
                                                ======  ======                 ======  ======                 ======  ======

Revenue by geographic segment for the six months ended June 30 was as follows:

                                                         Pro forma
CDN$ MILLIONS                                   2002          2001       2002
                                              ------     ---------     ------
Canada                                        $  691        $  669     $  318
United States                                  1,273         1,212         12
South America and other                          287           272        272
                                              ------        ------     ------
Revenue                                       $2,251        $2,153     $  602
                                              ======        ======     ======

QUARTERLY FINANCIAL STATISTICS

                                         2002                        2001                           2000
CDN$ MILLIONS, EXCEPT PER           ---------------   ---------------------------------   ------------------------
SHARE AMOUNTS                           Q2       Q1       Q4       Q3       Q2       Q1       Q4       Q3       Q2
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------
TOTAL
Cash flow from operations           $  172   $  182   $  141   $  155   $  154   $  151   $  128   $  131   $  140
Net income                          $  112   $  102   $   45   $   70   $  107   $   89   $   91   $  106   $  104
Common equity                       $4,614   $4,206   $4,261   $4,307   $4,347   $4,248   $4,181   $4,056   $4,085
Common shares outstanding            177.2    166.6    169.8    170.4    172.4    172.6    169.4    169.9    174.1
                                     -----    -----    -----    -----    -----    -----    -----    -----    -----
PER COMMON SHARE (fully diluted)
Cash flow from operations           $ 0.86   $ 0.99   $ 0.75   $ 0.84   $ 0.82   $ 0.79   $ 0.67   $ 0.67   $ 0.73
Net income                          $ 0.54   $ 0.51   $ 0.17   $ 0.35   $ 0.56   $ 0.44   $ 0.45   $ 0.55   $ 0.53
Dividends                           $ 0.25   $ 0.25   $ 0.25   $ 0.25   $ 0.25   $ 0.25   $ 0.25   $ 0.24   $0.245

Book value                          $25.54   $24.78   $24.68   $24.82   $24.77   $24.46   $24.24   $24.02   $23.61
Market trading price (TSX)          $34.99   $34.05   $28.75   $26.24   $26.02   $25.75   $21.95   $19.60   $17.40
Market trading price (NYSE) - US$   $22.98   $21.81   $18.35   $18.76   $17.92   $17.00   $14.56   $12.88   $11.88
                                    ------   ------   ------   ------   ------   ------   ------   ------   ------

10                                                           BRASCAN CORPORATION

SHAREHOLDER INFORMATION

                            Outstanding at
STOCK EXCHANGE LISTINGS       June 30,2002    Symbol       Stock Exchange
-----------------------     --------------    ------       --------------
CLASS ACOMMON SHARES           177,115,235    BNN          New York
                                              BNN.A        Toronto,Brussels

CLASS A PREFERENCE SHARES
Series 1                            19,091    BNN.PR.A     Toronto
Series 2                        10,465,100    BNN.PR.B     Toronto
Series 3                             2,000    BNN.PR.F     Canadian Venture
Series 4                         2,800,000    BNN.PR.C     Toronto
Series 8                         1,049,792    BNN.PR.E     Toronto
Series 9                         6,950,208    BNN.PR.G     Toronto
Series 10                       10,000,000    BNN.PR.H     Toronto
Series 11                        1,060,176    BNN.PR.I     Toronto

PREFERRED SECURITIES
Due 2050                                      BNN.PR.S     Toronto
Due 2051                                      BNN.PR.T     Toronto

DIVIDEND RECORD AND PAYMENT DATES    Record Date                        Payment Date
---------------------------------    -----------                        ------------
CLASS A COMMON SHARES 1              First day of February, May,        Last day of February, May
                                     August and November                August and November

CLASS A PREFERENCE SHARES 1
Series 1,2,4,10 and 11               15th day of March, June            Last day of March, June,
                                     September and December             September and December
Series 3                             Second Wednesday of each month     Thursday following second
                                                                        Wednesday of each month
Series 8                             Last day of each month             12th day of following month
Series 9                             15th day of January, April,        First day of February, May,
                                     July and October                   August and November

PREFERRED SECURITIES 2               15th day of March, June            Last day of March, June
                                     September and December             September and December

----------
1. All dividends are subject to declaration by the company's Board of Directors.
2.   These securities pay interest on a quarterly basis.


DIVIDEND REINVESTMENT PLAN

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company's Head Office or from its web site.


Q2/2002 INTERIM REPORT                                                        11

Brascan Corporation owns, manages and builds businesses that generate sustainable cash flows. Current operations are largely in the real estate,financial and power generation sectors. Total assets exceed $22 billion and include 55 premier commercial properties and 38 power generating facilities. In addition, Brascan holds investments in the resource sector. Brascan's publicly traded securities are listed primarily on the New York and Toronto stock exchanges under the symbol BNN and BNN.A, respectively.


SHAREHOLDER ENQUIRIES

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President,Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at our head office:

BRASCAN CORPORATION
Suite 4400, 181 Bay Street
BCE Place, P.O.Box 762
Toronto, Ontario M5J2T3
Telephone: 416-363-9491
Facsimile: 416-363-2856
Web Site:  www.brascancorp.com
e-mail:    enquiries@brascancorp.com

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC MELLON TRUST COMPANY
P.O. Box 7010, Adelaide Street Postal Station
Toronto,Ontario M5C 2W9
Telephone: 416-643-5500 or
           1-800-387-0825 (Toll free in Canada and U.S.A.)
Facsimile: 416-643-5501
Web Site:  www.cibcmellon.com
e-mail:    inquiries@cibcmellon.com

COMMUNICATIONS

We endeavour to keep our shareholders informed of our progress through a comprehensive annual report,quarterly interim reports and periodic press releases.

Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information. Directors and management meet with the company's shareholders at the Annual Meeting and are available to respond to questions at any time.

We maintain an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company's financial results. We also endeavour to ensure that the media are kept informed of our developments as they occur.